UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)*

Molina Healthcare, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

60855R100

(CUSIP Number)

William Dentino 3500 Douglas Blvd., Suite 160 Roseville, CA 95661 (916) 781-3532	Curtis Pedersen 6218 East 6th Street Long Beach, CA 90803 (213) 248-1527

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 7, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60855R100

1	Name of Reporting Person Mary R. Molina Living Trust

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,376,792

	8	Shared Voting Power - 0 -

	9	Sole Dispositive Power 3,376,792

	10	Shared Dispositive Power - 0 -

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,376,792

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 5.9% (1)

14	Type of Reporting Person OO

(1)     The percentages specified herein and in the rest of this Schedule 13D/A are calculated based upon 57,118,000 shares of Common Stock issued and outstanding as of July 28, 2017, as reported in the Issuer’s quarterly report on Form 10-Q filed on August 2, 2017.

CUSIP No. 60855R100

1	Name of Reporting Person Exempt Mary R. Molina Living Trust

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 28,258

	8	Shared Voting Power - 0 -

	9	Sole Dispositive Power 28,258

	10	Shared Dispositive Power - 0 -

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,258

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person OO

CUSIP No. 60855R100

1	Name of Reporting Person Molina Marital Trust

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power - 0 -

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power - 0 -

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person OO

CUSIP No. 60855R100

1	Name of Reporting Person Mary R. Molina Grantor Retained Annuity Trust 609/4

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 206,719

	8	Shared Voting Power - 0 -

	9	Sole Dispositive Power 206,719

	10	Shared Dispositive Power - 0 -

11	Aggregate Amount Beneficially Owned by Each Reporting Person 206,719

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.4%

14	Type of Reporting Person OO

CUSIP No. 60855R100

1	Name of Reporting Person Mary R. Molina Grantor Retained Annuity Trust 609/7

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 239,381

	8	Shared Voting Power - 0 -

	9	Sole Dispositive Power 239,381

	10	Shared Dispositive Power - 0 -

11	Aggregate Amount Beneficially Owned by Each Reporting Person 239,381

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.4%

14	Type of Reporting Person OO

CUSIP No. 60855R100

1	Name of Reporting Person Mary R. Molina Grantor Retained Annuity Trust 1209/3

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 154,291

	8	Shared Voting Power - 0 -

	9	Sole Dispositive Power 154,291

	10	Shared Dispositive Power - 0 -

11	Aggregate Amount Beneficially Owned by Each Reporting Person 154,291

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.3%

14	Type of Reporting Person OO

CUSIP No. 60855R100

1	Name of Reporting Person Mary R. Molina Grantor Retained Annuity Trust 1209/4

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 192,705

	8	Shared Voting Power - 0 -

	9	Sole Dispositive Power 192,705

	10	Shared Dispositive Power - 0 -

11	Aggregate Amount Beneficially Owned by Each Reporting Person 192,705

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.3%

14	Type of Reporting Person OO

CUSIP No. 60855R100

1	Name of Reporting Person Mary R. Molina Grantor Retained Annuity Trust 610/4

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 172,990

	8	Shared Voting Power - 0 -

	9	Sole Dispositive Power 172,990

	10	Shared Dispositive Power - 0 -

11	Aggregate Amount Beneficially Owned by Each Reporting Person 172,990

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.3%

14	Type of Reporting Person OO

CUSIP No. 60855R100

1	Name of Reporting Person Mary R. Molina Grantor Retained Annuity Trust 610/5

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 208,795

	8	Shared Voting Power - 0 -

	9	Sole Dispositive Power 208,795

	10	Shared Dispositive Power - 0 -

11	Aggregate Amount Beneficially Owned by Each Reporting Person 208,795

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.4%

14	Type of Reporting Person OO

CUSIP No. 60855R100

1	Name of Reporting Person Mary R. Molina Grantor Retained Annuity Trust 1210/4

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 295,750

	8	Shared Voting Power - 0 -

	9	Sole Dispositive Power 295,750

	10	Shared Dispositive Power - 0 -

11	Aggregate Amount Beneficially Owned by Each Reporting Person 295,750

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.5%

14	Type of Reporting Person OO

CUSIP No. 60855R100

1	Name of Reporting Person Mary R. Molina Grantor Retained Annuity Trust 811/3

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 344,906

	8	Shared Voting Power - 0 -

	9	Sole Dispositive Power 344,906

	10	Shared Dispositive Power - 0 -

11	Aggregate Amount Beneficially Owned by Each Reporting Person 344,906

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.6%

14	Type of Reporting Person OO

CUSIP No. 60855R100

1	Name of Reporting Person Mary R. Molina Grantor Retained Annuity Trust 812/3

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 254,209

	8	Shared Voting Power - 0 -

	9	Sole Dispositive Power 254,209

	10	Shared Dispositive Power - 0 -

11	Aggregate Amount Beneficially Owned by Each Reporting Person 254,209

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.4%

14	Type of Reporting Person OO

CUSIP No. 60855R100

1	Name of Reporting Person Estate of Mary R. Molina

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 47,273

	8	Shared Voting Power - 0 -

	9	Sole Dispositive Power 47,273

	10	Shared Dispositive Power - 0 -

11	Aggregate Amount Beneficially Owned by Each Reporting Person 47,273

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.1%

14	Type of Reporting Person OO

CUSIP No. 60855R100

1	Name of Reporting Person Dentino Family Trust

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,496

	8	Shared Voting Power - 0 -

	9	Sole Dispositive Power 1,496

	10	Shared Dispositive Power - 0 -

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,496

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person OO

CUSIP No. 60855R100

1	Name of Reporting Person Curtis and Rosi Pedersen 2012 Trust

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 300

	8	Shared Voting Power - 0 -

	9	Sole Dispositive Power 300

	10	Shared Dispositive Power - 0 -

11	Aggregate Amount Beneficially Owned by Each Reporting Person 300

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person OO

CUSIP No. 60855R100

1	Name of Reporting Person William Dentino

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 48,769 (1)

	8	Shared Voting Power 5,474,796 (2)

	9	Sole Dispositive Power 48,769 (1)

	10	Shared Dispositive Power 5,474,796 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,523,565

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 9.7%

14	Type of Reporting Person IN

(1)

Represents shares of Common Stock beneficially owned by the following Reporting Persons: (i) 1,496 shares of Common Stock beneficially owned by the Dentino Family Trust, of which Mr. Dentino is the sole trustee with respect to all shares of Common Stock held in such trust; and (ii) 47,273 shares of Common Stock beneficially owned by the estate of Mary R. Molina, of which Mr. Dentino is the sole executor. As an executor, Mr. Dentino may be deemed to beneficially own the shares of Common Stock held in the estate. Mr. Dentino has no pecuniary interest in any of the shares of Common Stock held in the estate.

(2)

Represents shares of Common Stock beneficially owned by the following Reporting Persons:  (i) 3,376,792 shares of Common Stock beneficially owned by the Mary R. Molina Living Trust; (ii) 28,258 shares of Common Stock beneficially owned by the Exempt Mary R. Molina Living Trust; (iii) 206,719 shares of Common Stock beneficially owned by the Mary R. Molina Grantor Retained Annuity Trust 609/4; (iv) 239,381 shares of Common Stock beneficially owned by the Mary R. Molina Grantor Retained Annuity Trust 609/7; (v) 154,291 shares of Common Stock beneficially owned by the Mary R. Molina Grantor Retained Annuity Trust 1209/3; (vi) 192,705 shares of Common Stock beneficially owned by the Mary R. Molina Grantor Retained Annuity Trust 1209/4; (vii) 172,990 shares of Common Stock beneficially owned by the Mary R. Molina Grantor Retained Annuity Trust 610/4; (viii) 208,795 shares of Common Stock beneficially owned by the Mary R. Molina Grantor Retained Annuity Trust 610.5; (ix) 295,750 shares of Common Stock beneficially owned by the Mary R. Molina Grantor Retained Annuity Trust 1210/4; (x) 344,906 shares of Common Stock beneficially owned by the Mary R. Molina Grantor Retained Annuity Trust 811/3; and (xi) 254,209 shares of Common Stock beneficially owned by the Mary R. Molina Grantor Retained Annuity Trust 812/3 (collectively, the “MRM Trusts”).  Mr. Dentino and Mr. Pedersen are co-trustees of each of the MRM Trusts.  Pursuant to the terms of the MRM Trusts, as a co-trustee, Mr. Dentino shares the power to vote and dispose (or direct the disposition) of the shares of Common Stock held in the MRM Trusts.  Mr. Dentino has no pecuniary interest in any shares of Common Stock held in the MRM Trusts.

CUSIP No. 60855R100

1	Name of Reporting Person Curtis Pedersen

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -

	8	Shared Voting Power 5,475,096 (1)

	9	Sole Dispositive Power - 0 -

	10	Shared Dispositive Power 5,475,096 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,475,096

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 9.6%

14	Type of Reporting Person IN

(1)

Represents shares of Common Stock beneficially owned by the following Reporting Persons:  (i) 300 shares of Common Stock beneficially owned by the Curtis and Rosi Pedersen 2012 Trust; and (ii) 5,474,796 shares of Common Stock in the aggregate beneficially owned by the MRM Trusts, as described above.  Mr. Pedersen and his spouse are co-trustees of the Curtis and Rosi Pedersen 2012 Trust.  As a co-trustee, Mr. Pedersen shares the power to vote and dispose (or direct the disposition) of the shares of Common Stock held in such trust.  Mr. Pedersen and Mr. Dentino are co-trustees of each of the MRM Trusts, as described above.  Pursuant to the terms of the MRM Trusts, as a co-trustee, Mr. Pedersen shares the power to vote and dispose (or direct the disposition) of the shares of Common Stock held in the MRM Trusts.  Mr. Pedersen has no pecuniary interest in any shares of Common Stock held in the MRM Trusts.

CUSIP No. 60855R100

Explanatory Note:

The following constitutes Amendment No. 1 (this “Amendment No. 1”) to the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on October 24, 2017 (the “Schedule 13D”).

Unless otherwise indicated herein, the information set forth in the Schedule 13D remains unchanged. Each capitalized term used in this Amendment No. 1 and not defined herein shall have the meanings ascribed to such term in the Schedule 13D.

Item 2.         Identity and Background.

Item 2 is hereby amended and supplemented as follows:

(a)         The original Schedule 13D included the Molina Marital Trust as a Reporting Person. On November 7, 2017, all of the Shares previously held in the Molina Marital Trust were distributed to revocable living trusts established by the beneficiaries of the Molina Martial Trust.  As a result, the Molina Marital Trust no longer beneficially owns any Shares or other securities of the Issuer.  Accordingly, the Molina Marital Trust is no longer included as a Reporting Person in the Schedule 13D.

Item 4.         Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On November 7, 2017, all of the Shares previously held in the Molina Marital Trust were distributed to revocable living trusts established by the beneficiaries of the Molina Martial Trust, as described in Item 2 above.  As a result, the Molina Marital Trust no longer beneficially owns any Shares or other securities of the Issuer.

Item 5.         Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a)-(b)

1.

Mary R. Molina Living Trust

a. Amount beneficially owned: 3,376,792

b. Percent of class: 5.9%

c. Number of Shares as to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 3,376,792

ii. Shared power to vote or to direct the vote: 0

iii. Sole power to dispose or to direct the disposition of: 3,376,792

iv. Shared power to dispose or to direct the disposition of: 0

2.

Exempt Mary R. Molina Living Trust

a. Amount beneficially owned: 28,258

b. Percent of class: 0.0%

c. Number of Shares as to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 28,258

ii. Shared power to vote or to direct the vote: 0

iii. Sole power to dispose or to direct the disposition of: 28,258

iv. Shared power to dispose or to direct the disposition of: 0

3.

Molina Marital Trust

a. Amount beneficially owned: 0

b. Percent of class: 0.0%

c. Number of Shares as to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 0

ii. Shared power to vote or to direct the vote: 0

iii. Sole power to dispose or to direct the disposition of: 0

iv. Shared power to dispose or to direct the disposition of: 0

4.

Mary R. Molina Grantor Retained Annuity Trust 609/4

a. Amount beneficially owned: 206,719

b. Percent of class: 0.4%

c. Number of Shares as to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 206,719

ii. Shared power to vote or to direct the vote: 0

iii. Sole power to dispose or to direct the disposition of: 206,719

iv. Shared power to dispose or to direct the disposition of: 0

5.

Mary R. Molina Grantor Retained Annuity Trust 609/7

a. Amount beneficially owned: 239,381

b. Percent of class: 0.4%

c. Number of Shares as to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 239,381

ii. Shared power to vote or to direct the vote: 0

iii. Sole power to dispose or to direct the disposition of: 239,381

iv. Shared power to dispose or to direct the disposition of: 0

6.

Mary R. Molina Grantor Retained Annuity Trust 1209/3

a. Amount beneficially owned: 154,291

b. Percent of class: 0.3%

c. Number of Shares as to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 154,291

ii. Shared power to vote or to direct the vote: 0

iii. Sole power to dispose or to direct the disposition of: 154,291

iv. Shared power to dispose or to direct the disposition of: 0

7.

Mary R. Molina Grantor Retained Annuity Trust 1209/4

a. Amount beneficially owned: 192,705

b. Percent of class: 0.3%

c. Number of Shares as to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 192,705

ii. Shared power to vote or to direct the vote: 0

iii. Sole power to dispose or to direct the disposition of: 192,705

iv. Shared power to dispose or to direct the disposition of: 0

8.

Mary R. Molina Grantor Retained Annuity Trust 610/4

a. Amount beneficially owned: 172,990

b. Percent of class: 0.3%

c. Number of Shares as to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 172,990

ii. Shared power to vote or to direct the vote: 0

iii. Sole power to dispose or to direct the disposition of: 172,990

iv. Shared power to dispose or to direct the disposition of: 0

9.

Mary R. Molina Grantor Retained Annuity Trust 610/5

a. Amount beneficially owned: 208,795

b. Percent of class: 0.4%

c. Number of Shares as to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 208,795

ii. Shared power to vote or to direct the vote: 0

iii. Sole power to dispose or to direct the disposition of: 208,795

iv. Shared power to dispose or to direct the disposition of: 0

10.

Mary R. Molina Grantor Retained Annuity Trust 1210/4

a. Amount beneficially owned: 295,750

b. Percent of class: 0.5%

c. Number of Shares as to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 295,750

ii. Shared power to vote or to direct the vote: 0

iii. Sole power to dispose or to direct the disposition of: 295,750

iv. Shared power to dispose or to direct the disposition of: 0

11.

Mary R. Molina Grantor Retained Annuity Trust 811/3

a. Amount beneficially owned: 344,906

b. Percent of class: 0.6%

c. Number of Shares as to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 344,906

ii. Shared power to vote or to direct the vote: 0

iii. Sole power to dispose or to direct the disposition of: 344,906

iv. Shared power to dispose or to direct the disposition of: 0

12.

Mary R. Molina Grantor Retained Annuity Trust 812/3

a. Amount beneficially owned: 254,209

b. Percent of class: 0.4%

c. Number of Shares as to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 254,209

ii. Shared power to vote or to direct the vote: 0

iii. Sole power to dispose or to direct the disposition of: 254,209

iv. Shared power to dispose or to direct the disposition of: 0

13.

Estate of Mary R. Molina

a. Amount beneficially owned: 47,273

b. Percent of class: 0.1%

c. Number of Shares as to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 47,273

ii. Shared power to vote or to direct the vote: 0

iii. Sole power to dispose or to direct the disposition of: 47,273

iv. Shared power to dispose or to direct the disposition of: 0

14.

Dentino Family Trust

a. Amount beneficially owned: 1,496

b. Percent of class: 0.0%

c. Number of Shares as to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 1,496

ii. Shared power to vote or to direct the vote: 0

iii. Sole power to dispose or to direct the disposition of: 1,496

iv. Shared power to dispose or to direct the disposition of: 0

15.

Curtis and Rosi Pedersen 2012 Trust

a. Amount beneficially owned: 300

b. Percent of class: 0.0%

c. Number of Shares as to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 300

ii. Shared power to vote or to direct the vote: 0

iii. Sole power to dispose or to direct the disposition of: 300

iv. Shared power to dispose or to direct the disposition of: 0

16.	William Dentino a. Amount beneficially owned: 5,523,565 b. Percent of class: 9.7%

c. Number of Shares as to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 48,769(1)(2)

ii. Shared power to vote or to direct the vote: 5,474,796(3)

iii. Sole power to dispose or to direct the disposition of: 48,769(1)(2)

iv. Shared power to dispose or to direct the disposition of: 5,474,796(3)

17.

Curtis Pedersen

a. Amount beneficially owned: 5,475,096

b. Percent of class: 9.6%

c. Number of Shares as to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 0

ii. Shared power to vote or to direct the vote: 5,475,096(3)(4)

iii. Sole power to dispose or to direct the disposition of: 0

iv. Shared power to dispose or to direct the disposition of: 5,475,096(3)(4)

(1)         As the sole-executor of the MRM Estate, Mr. Dentino has the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, the 47,273 Shares held by the Estate.

(2)         As the sole trustee of the Dentino Family Trust with respect to all Shares held in such trust, Mr. Dentino has the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, the 1,496 Shares held by the Dentino Family Trust.

(3)         As the co-trustees of the MRM Trusts, Messrs. Dentino and Pedersen share the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, the 5,474,796 Shares held by the MRM Trusts.  Messrs. Dentino and Pedersen have no pecuniary interest in any Shares held in the MRM Trusts.

(4)         As the co-trustees of the Pedersen Trust, Mr. Pedersen and his spouse share the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, the 300 Shares held by the Pedersen Trust.

(c)   During the past sixty days, the Exempt MRM Living Trust sold in the aggregate 136,500 Shares pursuant to a Rule 10b5-1 plan, as described in more detail on Schedule A attached hereto and incorporated herein by reference.  In addition, on November 7, 2017, the 4,090,360 Shares previously held in the Molina Marital Trust were distributed to revocable living trusts established by the beneficiaries of the Molina Martial Trust, as described in Item 2 above.  Except as set forth above, no transactions in Shares were effected by any of the Reporting Persons during the past sixty days.

(e)   On November 7, 2017, all of the Shares previously held in the Molina Marital Trust were distributed to revocable living trusts established by the beneficiaries of the Molina Martial Trust, as described in Item 2 above. As a result, the Molina Marital Trust has ceased to be the beneficial owner of more than five percent of the Shares. The filing of this Amendment No. 1 constitutes an exit filing for the Molina Marital Trust.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

The Molina Marital Trust was a party to the original Joint Filing Agreement, dated as of October 24, 2017, a copy of which was attached as Exhibit 99.2 to the original Schedule 13D and was incorporated therein by reference. As described above, on November 7, 2017, all of the Shares previously held in the Molina Marital Trust were distributed to revocable living trusts established by the beneficiaries of the Molina Martial Trust. As a result, the Molina Marital Trust no longer beneficially owns any Shares or other securities of the Issuer and is no longer included as a Reporting Person in the Schedule 13D. Accordingly, on November 7, 2017, the parties to the Joint Filing Agreement entered into that certain Amendment No. 1 to the Joint Filing Agreement, which provides that the Molina Marital Trust will cease to be a party to the Joint Filing Agreement, effective as of November 7, 2017. A copy of Amendment No. 1 to the Joint Filing Agreement is attached as Exhibit 99.24 hereto and is incorporated therein by reference.

Item 7.   Material to be Filed as Exhibits.

Item 7 is hereby supplemented as follows:

99.24      Amendment No. 1 to the Joint Filing Agreement, dated as of November 7, 2017

CUSIP No. 60855R100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 8, 2017

Mary R. Molina Living Trust

By:	/s/ William Dentino
	Name:	William Dentino
	Title:	Trustee

By:	/s/ William Dentino
	Name:	Curtis Pedersen
	Title:	Trustee

Exempt Mary R. Molina Living Trust

By:	/s/ William Dentino
	Name:	William Dentino
	Title:	Trustee

By:	/s/ William Dentino
	Name:	Curtis Pedersen
	Title:	Trustee

Molina Marital Trust

By:	/s/ William Dentino
	Name:	William Dentino
	Title:	Trustee

By:	/s/ Curtis Pedersen
	Name:	Curtis Pedersen
	Title:	Trustee

Mary R. Molina Grantor Retained Annuity Trust 609/4

By:	/s/ William Dentino
	Name:	William Dentino
	Title:	Trustee

By:	/s/ Curtis Pedersen
	Name:	Curtis Pedersen
	Title:	Trustee

Mary R. Molina Grantor Retained Annuity Trust 609/7

By:	/s/ William Dentino
	Name:	William Dentino
	Title:	Trustee

By:	/s/ Curtis Pedersen
	Name:	Curtis Pedersen
	Title:	Trustee

Mary R. Molina Grantor Retained Annuity Trust 1209/3

By:	/s/ William Dentino
	Name:	William Dentino
	Title:	Trustee

By:	/s/ Curtis Pedersen
	Name:	Curtis Pedersen
	Title:	Trustee

Mary R. Molina Grantor Retained Annuity Trust 1209/4

By:	/s/ William Dentino
	Name:	William Dentino
	Title:	Trustee

By:	/s/ Curtis Pedersen
	Name:	Curtis Pedersen
	Title:	Trustee

Mary R. Molina Grantor Retained Annuity Trust 610/4

By:	/s/ William Dentino
	Name:	William Dentino
	Title:	Trustee

By:	/s/ Curtis Pedersen
	Name:	Curtis Pedersen
	Title:	Trustee

Mary R. Molina Grantor Retained Annuity Trust 610/5

By:	/s/ William Dentino
	Name:	William Dentino
	Title:	Trustee

By:	/s/ Curtis Pedersen
	Name:	Curtis Pedersen
	Title:	Trustee

Mary R. Molina Grantor Retained Annuity Trust 1210/4

By:	/s/ William Dentino
	Name:	William Dentino
	Title:	Trustee

By:	/s/ Curtis Pedersen
	Name:	Curtis Pedersen
	Title:	Trustee

Mary R. Molina Grantor Retained Annuity Trust 811/3

By:	/s/ William Dentino
	Name:	William Dentino
	Title:	Trustee

By:	/s/ Curtis Pedersen
	Name:	Curtis Pedersen
	Title:	Trustee

Mary R. Molina Grantor Retained Annuity Trust 812/3

By:	/s/ William Dentino
	Name:	William Dentino
	Title:	Trustee

By:	/s/ Curtis Pedersen
	Name:	Curtis Pedersen
	Title:	Trustee

Estate of Mary R. Molina

By:	/s/ William Dentino
	Name:	William Dentino
	Title:	Executor

Dentino Family Trust

By:	/s/ William Dentino
	Name:	William Dentino
	Title:	Trustee

Curtis and Rosi Pedersen 2012 Trust

By:	/s/ Curtis Pedersen
	Name:	Curtis Pedersen
	Title:	Trustee

By:	/s/ Rosi Pedersen
	Name:	Rosi Pedersen
	Title:	Trustee

William Dentino

/s/ William Dentino
William Dentino

Curtis Pedersen

/s/ Curtis Pedersen
Curtis Pedersen

CUSIP No. 60855R100

SCHEDULE A

Transactions in Shares of Common Stock of the Issuer During the Past Sixty Days

Exempt Mary R. Molina Living Trust (1)

Nature of Transaction	Securities Purchased/(Sold)	Average Price per Share	Date of Purchase / Sale
Sale of Common Stock	(22,000)	$65.02	09/07/2017
Sale of Common Stock	(2,000)	$65.08	09/08/2017

Mary R. Molina Living Trust (1)

Nature of Transaction	Securities Purchased/(Sold)	Average Price per Share	Date of Purchase / Sale
Sale of Common Stock	(112,500)	$63.96	10/11/2017

(1)   All sales were made pursuant to a Rule 10b5-1 plan.